CUSIP 201647104                                  13D
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                      (Amendment No. 4)

               Commercial Federal Corporation
                      (Name of Issuer)

                Common Stock, par value $0.01
               (Title of Class of Securities)

                          201647104
                       (CUSIP Number)

                        Raymond Garea
                       Robert Friedman
                     Peter A. Langerman
                Franklin Mutual Advisers, LLC
                 51 John F. Kennedy Parkway
                Short Hills, New Jersey 07078
                       (973) 912-2174

 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)


                      October 18, 1999
   (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e) 13d-1(f) or 13d-1(g) or (4), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Franklin Mutual Advisers, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A)[   ]

    (B)[X]

3. SEC USE ONLY

4. SOURCE OF FUNDS

     See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

     4,663,552 (See Item 5)

8. SHARED VOTING POWER

     None (See Item 5)

9. SOLE DISPOSITIVE POWER

     4,663,552 (See Item 5)

10. SHARED DISPOSITIVE POWER

     None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,663,552 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     7.7%

14. TYPE OF REPORTING PERSON
     IA

     This Amendment No. 4 relates to the Schedule 13D originally filed on behalf of Franklin Mutual Advisers, LLC
("Franklin Mutual") with the Securities and Exchange
Commission ("SEC")on August 3, 1999 (as amended  September
9, 1999, September 28, 1999 and October 6, 1999, the
"Schedule 13D").  The text of Items 4 and 7 of the Schedule
13D is hereby supplemented and amended as follows:

Item 4.    Purpose of the Transaction

      On October 18, 1999, Franklin Mutual filed a complaint in the United States District Court for the District of Nebraska, naming Commercial Federal Corporation ("CFC" or the "Issuer") and its board of directors (the "Board") as defendants. The complaint alleges that CFC and its Board have unlawfully attempted to prevent Franklin Mutual's nominee, J. Thomas Burcham, and its alternate nominee, Matthew P. Wagner, from standing for election to the Board at the 1999 Annual Meeting, by erroneously declaring them unqualified under the Issuer's by-laws and by subsequently amending the Issuer's by-laws to prohibit them from being nominated. The complaint further alleges that, through these actions, the Board breached its fiduciary duties to CFC's stockholders, including Franklin Mutual. Franklin Mutual seeks to enjoin CFC and its Board from preventing Franklin Mutual's nomination of its candidates, including the implementation of the new by-law amendment, and a declaration that Franklin Mutual's nominees are qualified to stand for election to the Board. A copy of the complaint filed by Franklin Mutual against CFC and the Board is attached hereto as Exhibit A. Franklin Mutual's Press Release, dated October 19, 1999, regarding the complaint is attached hereto as Exhibit B.

      On October 13, 1999, CFC filed a lawsuit in the United States District Court for the District of Nebraska, seeking a declaration by the court that Messrs. Burcham and Wagner are not eligible to be nominated and/or to serve as directors of the Issuer under CFC's by-laws and a declaration that the by-law amendment is legally valid.

Item 7.    Material to Be Filed as Exhibits

Exhibit A.  Complaint by Franklin Mutual Advisers,
            LLC against Commercial Federal Corporation and its
            Board of Directors filed on October 18, 1999.

Exhibit B.  Press Release, dated October 19, 1999.



Signature.

     After  reasonable  inquiry  and  to  the  best  of   my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 19, 1999


FRANKLIN MUTUAL ADVISERS, LLC

By: Franklin/Templeton Distributors, Inc.
    Its Managing Member





/s/Leslie M. Kratter
LESLIE M. KRATTER
Secretary

                                                   EXHIBIT A



                          UNITED STATES DISTRICT COURT
                              DISTRICT OF NEBRASKA


--------------------------------------------------
FRANKLIN MUTUAL
ADVISERS, LLC, J. THOMAS
BURCHAM, and MATTHEW                                      Case No:______________
P. WAGNER,
Plaintiffs,
                              v.
                      COMMERCIAL FEDERAL
                   CORPORATION, WILLIAM A.
                    FITZGERALD, TALTON K.
                     ANDERSON, MICHAEL P.
                  GLINSKY, ROBERT F. KROHN,
                    CARL G. MAMMEL, SHARON
                     G. MARVIN, ROBERT S.
                      MILLIGAN, JAMES P.
                     O'DONNELL, ROBERT D.
                  TAYLOR, and ALDO J. TESI,
                         Defendants.

--------------------------------------------------




                                    COMPLAINT
           ----------------------------------------------------------

          Plaintiffs Franklin Mutual Advisers, LLC ("Franklin Mutual"),
  J. Thomas Burcham, and Matthew P. Wagner, by their attorneys Fraser, Stryker,
      Meusey, Olson, Boyer & Bloch, P.C. and Cadwalader, Wickersham & Taft,
             with knowledge as to themselves and their own actions,
               and otherwise upon information and belief, allege:


                              NATURE OF THIS ACTION
                              ---------------------

          1. This action arises out of a contested election of directors pursuant to which Franklin Mutual, the largest shareholder of defendant Commercial Federal Corporation ("CFC" or the "Company"), seeks to nominate highly qualified individuals to fill two positions on CFC's Board of Directors (the "Board"). In response, defendants have taken unlawful and irresponsible actions to entrench themselves, to frustrate Franklin Mutual's attempt to nominate its candidates and to preclude highly qualified individuals from running for election and serving on the Board.

          2. In furtherance of their desire to entrench themselves and ensure the unchallenged election of their nominees, defendants have unlawfully, arbitrarily and erroneously attempted to prevent one of Franklin Mutual's proposed nominees and its proposed alternate nominee from standing for election to the Board at the 1999 Annual Meeting of Stockholders (the "Annual Meeting") by wrongfully declaring them unqualified to serve as directors under CFC's By-laws. Additionally, defendants have unlawfully and wrongfully amended CFC's By-laws to prevent one of Franklin Mutual's proposed nominees and its proposed alternate nominee from standing for election to the Board.

          3. Defendants' scheme to entrench themselves by manipulating the corporate machinery for the sole purpose of thwarting its shareholders' ability to elect individuals running against the incumbent Board's own slate of nominees represents a blatant breach of the Board's fiduciary duties to the Company's shareholders.

          4. In particular, this action seeks: (i) to preclude defendants from preventing Franklin Mutual's nomination of its candidates, including the implementation of the new By-law amendment; (ii) to compel defendants to seat Franklin Mutual's proposed nominees or proposed alternate nominee if elected to the Board; (iii) a declaration that Franklin Mutual's proposed nominees and proposed alternate nominee are qualified under CFC's By-laws to stand for election to the Board; and (iv) a declaration that the recent amendment to CFC's By-laws, which changes the qualification requirements for nomination to the Board, is invalid; or (v) in the alternative, to preclude defendants from preventing Franklin Mutual from nominating a qualified candidate to stand for election to the Board in the place of its proposed nominee or proposed alternate nominee.


                             JURISDICTION AND VENUE
                             ----------------------

          6. Jurisdiction of this Court is predicated on diversity jurisdiction, 28 U.S.C. ss. 1332.

          7. At all times material hereto, defendant CFC resided and did business in this District. Venue is thus proper under 28 U.S.C. ss. 1391(b).

                                   THE PARTIES
                                   -----------

          9. Plaintiff Franklin Mutual, a Delaware limited liability company, is a mutual fund manager with over $20 billion in invested assets, and is headquartered in Short Hills, New Jersey. Franklin Mutual is the beneficial owner of 4,663,552 shares of CFC common stock, which represents an investment of over $118 million, and as such is CFC's largest shareholder, holding approximately 7.9% of the Company's outstanding shares. On September 8, 1999, Franklin Mutual notified CFC of its intention to nominate Messrs. J. Thomas Burcham and George R. Zoffinger for two of four Board positions to be filled at the Annual Meeting.

          10. Plaintiff J. Thomas Burcham is a paid consultant of CFC and the majority shareholder of MBT Bancshares, Inc. ("Bancshares"), the holding company of Missouri Bank and Trust Company of Kansas City, Missouri ("MB&T"). Mr. Burcham is the beneficial owner of 825,738 shares of CFC common stock. Mr. Burcham is a resident of Florida.

          11. Plaintiff Matthew P. Wagner is President and Chief Executive Officer of Western Bancorp, Newport Beach, California. On September 8, 1999, Franklin Mutual notified CFC of its intention to nominate Mr. Wagner as an alternate nominee for the Board positions to be filled at the

Annual Meeting, should either Mr. Burcham or Mr. Zoffinger be unable or unavailable to serve as a director of CFC. Mr. Wagner is a resident of California.

          12. Defendant CFC is a non-diversified savings and loan holding company incorporated under the laws of Nebraska, and headquartered in Omaha, Nebraska.

          13. Defendants William A. Fitzgerald, Talton K. Anderson, Michael P. Glinsky, Robert F. Krohn, Carl G. Mammel, Sharon G. Marvin, Robert S. Milligan, James P. O'Donnell, Robert D. Taylor, and Aldo J. Tesi (collectively, the "Incumbent Directors") are current directors of CFC. Defendant Fitzgerald is also Chairman of the Board and Chief Executive Officer of CFC. Defendants Fitzgerald, Anderson, Krohn, Mammel, Marvin, Milligan, O'Donnell and Tesi are residents of Nebraska, defendant Glinsky is a resident of Colorado, and defendant Taylor is a resident of Kansas.

                      THE DEFENDANTS' SCHEME TO WRONGFULLY
                   PREVENT PLAINTIFFS' PROPOSED NOMINEES FROM
             APPEARING ON THE BALLOT FOR BOARD OF DIRECTOR ELECTIONS
             -------------------------------------------------------

          15. As set forth more fully below, CFC and the Incumbent Directors have engaged in an unlawful scheme to prevent Franklin Mutual, CFC's largest shareholder, from waging a lawful proxy contest to elect independent nominees to the Company's Board at the Annual Meeting. The sole purpose of this scheme is for the Incumbent Directors to entrench themselves by frustrating CFC's shareholders' right to vote for the Board candidates of their choice in this election. In furtherance of this scheme, the Incumbent Directors have unlawfully, arbitrarily and irresponsibly attempted to prevent one of Franklin Mutual's proposed nominees and its proposed alternate nominee from standing for election by erroneously declaring them unqualified under the Company's By-laws. Moreover, having declared Franklin Mutual's proposed nominees unqualified, the Incumbent Directors have subsequently changed the rules of the game by unlawfully amending the

Company's By-laws to prevent Messrs. Burcham and Wagner from standing for election to the Board. In so doing, the Incumbent Directors have blatantly breached their fiduciary duties to all of CFC's shareholders by manipulating the corporate machinery to thwart a fair and legal election of Board members.

                   FRANKLIN MUTUAL'S NOMINATION OF CANDIDATES
                     FOR ELECTION TO THE BOARD OF DIRECTORS
                     --------------------------------------

          16. From January 1996 through July 1999, during one of the strongest bull markets in history, CFC's common stock dramatically underperformed the rest of the market. For example, CFC's common stock underperformed the S&P 500 Index by 71.1% and, if dividends are included, by 86.6%. Over the same time, CFC's common stock underachieved a broad index of large thrifts and Midwestern banking companies by 65%, including dividends. Due to this exceptionally poor performance, Franklin Mutual, CFC's largest shareholder, has concluded that CFC's stock price will never reflect the Company's value as long as CFC remains independent. As such, Franklin Mutual believes that the election of new, experienced and independent directors who will advocate the sale of the Company to the highest bidder is in the best interests of the Company and its shareholders.

          17. Under CFC's By-laws, the 1999 Annual Meeting of Stockholders is scheduled to be held on Tuesday, November 16, 1999. This meeting is for the purpose of considering and acting upon, among other things, the election of four out of ten director positions on CFC's Board, each for a three-year term. In that regard, the Incumbent Directors have nominated Incumbent Directors Krohn, Milligan, Glinsky and Marvin to stand for these positions.

          18. In light of its concerns, Franklin Mutual intends to nominate two highly qualified, independent candidates to the Board. Specifically, Franklin Mutual intends to nominate J. Thomas Burcham, an experienced Midwestern bank executive, and George R. Zoffinger, a candidate with equally impressive qualifications. Indeed, Mr. Burcham is currently a paid independent consultant to CFC. Franklin Mutual also intends to nominate Matthew
P. Wagner should Franklin Mutual determine at or prior to the Annual Meeting that either Mr. Burcham or Mr. Zoffinger is unable or unavailable to serve on the Board. Mr. Wagner is a highly seasoned banking executive. While Franklin Mutual has no agreements or understandings with these candidates with respect to their actions if elected to the Board, these proposed nominees share Franklin Mutual's view that, in order to maximize shareholder value, CFC should be sold to or combined with a larger institutional bank.

          19. On September 8, 1999, in connection with Franklin Mutual's desire to elect new independent directors, Franklin Mutual submitted its Stockholder Notice of Nominations (the "Notice") to CFC in compliance with Article 1,
Section 14 of the Company's By-laws, which is in itself an entrenchment device and provides, among other things, that in order for a shareholder to make any nominations, he must give written notice thereof at least sixty days prior to the date of the shareholder meeting at which the election is to take place.

          20. Under these By-law provisions, notice of any proposed shareholder nomination for the election of directors at the November 16, 1999 Annual Meeting must have been submitted, along with certain prescribed information, no later than September 17, 1999, the notice deadline. Franklin Mutual's notice and requisite information were submitted well in advance of the Incumbent Directors' self-serving deadline.

                        CFC'S WRONGFUL REFUSAL TO ACCEPT
                       FRANKLIN MUTUAL'S PROPOSED NOMINEES
                       -----------------------------------

          21. Some twenty days after Franklin Mutual submitted its Notice and ten days after the September 17, 1999 notice deadline had passed, defendants responded to Franklin Mutual by announcing their intention to declare the nominations of Messrs. Burcham and Wagner defective.

          22. Notwithstanding the fact that all necessary information regarding the qualification of Franklin Mutual's proposed nominees was made available to CFC by Franklin Mutual in its Notice, defendants deliberately delayed until well after the notice deadline, an entrenchment device in and of itself, to concoct an illegitimate basis purporting to disqualify Messrs. Burcham and Wagner. Even assuming that some infirmity did exist, defendants' deliberate delay until the notice deadline had passed was intended to insure that Franklin Mutual could not cure such infirmity prior to the notice deadline.

          23. Defendants' grounds to disqualify Messrs. Burcham and Wagner are in fact erroneous. Specifically, defendants erroneously assert that Mr. Burcham is not qualified for nomination to the Board under Article II, Section 1 of the Company's By-laws. This By-law section requires, among other things, that directors must meet the requirements imposed by CFC's federal regulator, now the Office of Thrift Supervision ("OTS"). Defendants incorrectly assert that because Mr. Burcham is currently a director and shareholder of Bancshares, a federally insured depository institution operating in Kansas City, Missouri in competition with CFC, he is ineligible to serve as a director of CFC under the Management Interlocks regulations of the OTS set forth at 12 C.F.R. ss. 563f.

          24. Defendants' application of the OTS regulations to block Mr. Burcham's nomination is erroneous. Contrary to defendants' assertion, Mr. Burcham is neither an officer nor a director of Bancshares, nor does he hold any such position with Bancshares' subsidiary, MB&T. He is merely the majority shareholder of Bancshares. There is nothing in the OTS regulations nor is there an OTS finding that this would cause Mr. Burcham to be in violation of the Interlock regulations. Even assuming that the OTS regulations apply to Mr. Burcham by virtue of his stock ownership interest in Bancshares, Mr. Burcham qualifies for an exemption to the Interlocks regulations adopted by the OTS in September 1999, as set forth in 64 Fed. Reg. 51673 (September

24, 1999). Under this exemption, known as the Small Market Share Exemption, an individual may serve as a "management official" of two unaffiliated financial institutions provided that the institutions hold not more than 20% of the deposits in each relevant metropolitan statistical area ("RMSA") and each "Community," as defined by the OTS, in which they both have offices.

          25. Based on the most recent annual Summary of Deposits published by the Federal Deposit Insurance Corporation ("FDIC"), MBT Bancshares and CFC hold less than 1% of the total deposits in the Kansas City RMSA and related Community combined. Because this percentage of total deposits falls well below the 20% threshold required for the Small Market Share Exemption to apply, Mr. Burcham's nomination falls squarely within the exemption.

          26. Although the Small Market Share Exemption officially takes effect on January 1, 2000, Congress has provided in 12 U.S.C. ss. 4802(b)(2) that the exemption can be relied upon immediately and without having to wait for the official effective date. Because CFC satisfies all of the conditions for the Small Market Share Exemption with respect to Bancshares in the Kansas City RMSA and related Community, ss. 4802(b)(2) provides that the exemption applies prospectively to Mr. Burcham's nomination to the Board. As such, defendants' attempted application of OTS regulations to block Mr. Burcham's nomination is arbitrary, erroneous and incorrect, and in violation of the Incumbent Directors' fiduciary duties.

          27. With respect to Mr. Wagner, CFC asserts that he is unqualified under the OTS Interlocks regulations because he is the President and Chief Executive Officer of Western Bancorp. As stated in Franklin Mutual's Notice, Mr. Wagner is scheduled to resign imminently from both positions upon the close of the sale of Western Bancorp to U.S. Bancorp, presently scheduled to occur prior to the Annual Meeting. As such, defendants' attempted application of the OTS regulations to block Mr. Wagner's nomination is arbitrary, erroneous and incorrect, and in violation of the Incumbent Directors' fiduciary duties.

                  CFC'S ILLEGITIMATE ATTEMPT TO BLOCK FRANKLIN
                    MUTUAL'S PROPOSED NOMINATIONS BY AMENDING
                    ITS BY-LAWS AFTER THE NOMINATION DEADLINE
                    -----------------------------------------

          28. In an effort to insure that Messrs. Burcham and Wagner cannot stand for election, on September 28, 1999, the Incumbent Directors adopted an amendment to Article II, Section 1 of the Company's By-laws, which governs the qualification of nominees for election to the Board.

          29. Specifically, the Incumbent Directors purported to add a new and insurmountable impediment to Messrs. Burcham and Wagner's nomination by prohibiting a majority shareholder or management official of a federally insured depository organization that operates branches in any market in which CFC operates branches from being nominated for election or serving as a director of the Company.

          30. This amendment, adopted by the Incumbent Directors after notice of Franklin Mutual's intention to nominate Messrs. Burcham and Wagner and after the notice deadline had passed, is intended solely to prevent Messrs. Burcham and Wagner from running for election to the Board. As such, the amendment represents a deliberate manipulation of the corporate machinery by the Incumbent Directors to frustrate Franklin Mutual's legitimate right to nominate candidates for election to CFC's Board of Directors, to prevent Messrs. Burcham and Wagner from running for election to the CFC Board, and to prevent CFC shareholders from voting for the Board candidate of their own choosing in this election.

                             FIRST CLAIM FOR RELIEF
                             ----------------------
               (Injunctive Relief for Breaches of Fiduciary Duty)

          32. Plaintiffs repeat and reallege the allegations of paragraphs 1 through 27 of this complaint as if fully set forth herein.

          33. Plaintiff Franklin Mutual properly gave notice of its intention to nominate its candidates for the CFC Board of Directors, pursuant to Article I,
Section 14 of the Company's By-laws.

          34. Plaintiffs J. Thomas Burcham and Matthew P. Wagner are qualified to serve as directors of CFC under the Company's By-laws and applicable OTS regulations.

          35. Defendants wrongfully delayed in responding to Franklin Mutual's Notice of Nomination until after the September 17, 1999 notice deadline had passed in order to unlawfully frustrate Franklin Mutual's ability to cure any potential defects in its nominations.

          36.  Defendants   wrongfully  declared  Messrs.   Burcham  and  Wagner
ineligible to stand for election to the Board, in clear violation of the Company's By-laws and applicable OTS regulations.

          37. As directors of CFC, the defendant Incumbent Directors owed a fiduciary duty to CFC's shareholders, including plaintiffs Franklin Mutual and Burcham. The defendant Incumbent Directors breached their fiduciary duties to CFC and its shareholders, including plaintiffs Franklin Mutual and Burcham, by unlawfully, erroneously and arbitrarily declaring Messrs. Burcham and Wagner ineligible to serve as directors of CFC.

          38. The defendant Incumbent Directors further breached their fiduciary duties to plaintiffs Franklin Mutual and Burcham by wrongfully amending Article II, Section 1 of the Company's By-laws to unlawfully prevent the nomination of Messrs. Burcham and Wagner and to frustrate the shareholders' right to vote for the Board nominee of their own choosing in this election.

          39. Absent injunctive relief, plaintiffs will suffer irreparable injury because they will be deprived of their lawful right to conduct a fair proxy contest at the 1999 Annual Meeting as a result of defendants' wrongful acts and the Incumbent Directors' breach of their fiduciary duties.

Plaintiffs intend to spend time, money and resources engaging in this proxy contest. However, plaintiffs' lawful efforts will be completely frustrated absent Court-ordered relief due to the tremendous uncertainty surrounding who will stand for election to the Board at the 1999 Annual Meeting. CFC's shareholders have the right to vote for the director of their choice, and as such, are entitled to complete clarity as to who is eligible for nomination to the Board. Moreover, plaintiffs and CFC itself should not be required to waste resources to engage in an election that will be invalidated due to defendants' wrongful acts and the Incumbent Directors' illegal manipulation of the corporate machinery for the sole purpose of entrenching themselves.

          40. Plaintiffs are entitled to an order: (i) precluding defendants from preventing the nomination of Messrs. Burcham and Wagner to stand for election to the Board of Directors at the 1999 Annual Meeting, including the implementation of the amendment to the Company's By-laws; and (ii) requiring defendants to seat Messrs. Burcham, Zoffinger and/or Wagner if elected to the Board. In the alternative, plaintiffs are entitled to an order precluding defendants from preventing Franklin Mutual from nominating a qualified candidate to stand for election in Mr. Burcham's or Mr. Wagner's place.

                             SECOND CLAIM FOR RELIEF
                             -----------------------
                             (Declaratory Judgment)

          42. Plaintiffs repeat and reallege the allegations of paragraphs 1 through 27 of this complaint as if fully set forth herein.

          43. A true, justiciable controversy exists as to whether Messrs. Burcham and Wagner are qualified under CFC's By-laws to stand for election at CFC's 1999 Annual Meeting.

          44. A true, justiciable controversy also exists as to whether the By-law amendment adopted on September 28, 1999 by the Incumbent Directors was lawfully enacted or whether it was enacted primarily for the purpose of thwarting the shareholder vote.

          45. Franklin Mutual gave notice of its intention to nominate Messrs. Burcham, Zoffinger and Wagner to stand for election to the Board by letter dated September 8, 1999.

          46. Defendants willfully failed to respond to this Notice prior to the notice deadline on September 17, 1999 in order to unlawfully prejudice Franklin Mutual's ability to further nominate qualified candidates.

          47.  Defendants   wrongfully  declared  Messrs.   Burcham  and  Wagner
ineligible to stand for election to the Board after the notice deadline had passed.

          48.  Messrs.  Burcham  and  Wagner are in fact  eligible  to stand for
election  to  the  Board  under  the  Company's   By-laws  and   applicable  OTS
regulations.

          49. Additionally, defendants adopted an unlawful amendment to Article II, Section 1 of CFC's By-laws after the notice deadline had passed to illegally prevent Messrs. Burcham and Wagner from standing for election to the Board.

          50. Plaintiffs are entitled to an order: (i) declaring that Messrs. Burcham and Wagner are qualified under CFC's By-laws to stand for election to the Board and (ii) declaring the September 28, 1999 amendment to Article II,
Section 1 of the Company's By-laws is invalid and unenforceable. In the alternative, plaintiffs are entitled to an order declaring that Franklin Mutual may nominate a qualified candidate to stand for election in Mr. Burcham's or Mr. Wagner's place.

                                PRAYER FOR RELIEF
                                -----------------

          WHEREFORE plaintiffs Franklin Mutual Advisers, LLC, J. Thomas Burcham, and Matthew P. Wagner respectfully demand Judgment:

          1. Enjoining defendants from (i) preventing Franklin Mutual's proposed nominee, J. Thomas Burcham, and proposed alternate nominee, Matthew P. Wagner, from standing for election to CFC's Board of Directors at the 1999 Annual Meeting of Stockholders and (ii) implementing and enforcing the September 28, 1999 amendment to Article II, Section 1 of the Company's By-laws; or (iii) in the alternative, enjoining defendants from preventing Franklin Mutual from nominating a qualified candidate to stand for election in Mr. Burcham's or Mr. Wagner's place;

          2. Compelling defendants to seat Messrs. Burcham, Zoffinger and/or Wagner if elected to the Board; or, in the alternative, compelling defendants to seat any other qualified candidate that Franklin Mutual may nominate to stand for election in Mr. Burcham's or Mr. Wagner's place, if elected;

          3. Declaring that J. Thomas Burcham, George R. Zoffinger,  and Matthew
P. Wagner are qualified under CFC's By-laws and OTS regulations to stand for election to the Board of Directors; or, in the alternative, declaring that Franklin Mutual may nominate a qualified candidate to stand for election in Mr. Burcham's or Mr. Wagner's place;

          4.  Declaring  that the  September  28, 1999  amendment to Article II,
Section 1 of CFC's By-laws is illegal and invalid;

          5. Awarding plaintiffs damages, including plaintiffs' reasonable costs and attorneys' fees, in an amount to be determined at trial based on the wrongful acts of defendants and the breach of fiduciary duty by the Incumbent Directors; and

          6. Awarding such other and further relief as the Court may deem necessary or appropriate.


                                          FRASER, STRYKER, MEUSEY, OLSON,
                                          BOYER & BLOCH, P.C.





                                          By:  /s/ Joseph K. Meusey
                                             ----------------------------------
                                                Joseph K. Meusey #12812

                                          500 Energy Plaza
                                          409 South 17th Street
                                          Omaha, Nebraska 68102
                                          (402) 341-6000

                                          Attorneys for Plaintiffs
                                             Franklin Mutual Advisers, LLC,
                                              J. Thomas Burcham,
                                              and Matthew P. Wagner

OF COUNSEL:

        Dennis J. Block
        Jonathan M. Hoff
        CADWALADER, WICKERSHAM & TAFT
        100 Maiden Lane
        New York, New York 10038
        (212) 504-6000

                                                   EXHIBIT B



FROM:     Franklin Mutual Advisers, LLC
          Telephone 650-312-4701
          Contact: Holly Gibson

                                       For Immediate Release


    Franklin Mutual Commences Lawsuit Against Commercial
                           Federal

          Short Hills, NJ, October 19, 1998 -- Franklin Mutual Advisers, LLC announced today that it has sued Commercial Federal Corporation and its Board of Directors in the United States District Court for the District of Nebraska. Franklin Mutual is the largest stockholder of
Commercial Federal with a 7.9% ownership stake and is seeking to elect two independent nominees to the Commercial Federal board who will advocate a sale of the company.

          On September 8, 1999, Franklin Mutual notified Commercial Federal of its intention to nominate George R. Zoffinger and J. Thomas Burcham for election to two of the four board seats to be filled at Commercial Federal's annual meeting of shareholders scheduled for November 16, 1999. Franklin Mutual also notified Commercial Federal of its intention to nominate Matthew P. Wagner for election as a director instead of Mr. Zoffinger or Mr. Wagner should either Mr. Zoffinger or Mr. Burcham be unable or unavailable to serve.

          On September 29, 1999, Commercial Federal notified Franklin Mutual that it intends to declare the nominations of Mr. Burcham and Mr. Wagner defective based on its interpretation of certain Office of Thrift Supervision regulations which Franklin Mutual has asserted do permit its nominees to stand for election. After receiving Franklin Mutual's notice of nominations, the Commercial Federal board also adopted an amendment to the Commercial Federal by-laws establishing new eligibility requirements for directors. Commercial Federal has also announced that it is seeking a declaration from a federal court in Nebraska that Messrs. Burcham and Wagner are not eligible to be nominated or stand for election as directors and that the by-law amendment is legally valid.

          Franklin    Mutual's   complaint   alleges    that
Commercial   Federal  and  its  incumbent   directors   have
unlawfully   attempted  to  prevent  Franklin  Mutual   from
nominating Mr. Burcham and Mr. Wagner by erroneously declaring them unqualified under Commercial Federal's by-laws and by subsequently amending the by-laws to prohibit them from being nominated. The complaint further alleges that, through these actions, the incumbent directors breached their fiduciary duties to Commercial Federal's stockholders. Franklin Mutual seeks to enjoin Commercial Federal and its incumbent directors from preventing Franklin Mutual's nomination of its candidates, including implementation of the new by-law amendment, and a declaration that Mr. Burcham and Mr. Wagner are qualified to stand for election. Messrs. Burcham and Wagner are also plaintiffs in the action.

     Mr. Zoffinger is the President and Chief Executive Officer of Constellation Capital Corp., a New Jersey-based commercial finance and investment company. He is also a director of Admiralty Bank Corp., a bank holding company located in Florida. He is the former Chairman of Corestates New Jersey National Bank, a $6 billion bank, as well as the former President and Chief Executive Officer of Constellation Bancorp, a bank holding company which was sold to Corestates in 1993.

     Mr. Burcham is a significant stockholder of Commercial Federal and has particular familiarity with Commercial Federal and the banking business in the Midwest. He is a paid independent consultant to Commercial Federal and was the Chairman of First National Bank Shares, Ltd. which was acquired by Commercial Federal in 1998. He is the former Chairman and Chief Executive Officer of Missouri Bank and Trust Company, and its parent holding company, MBT Bancshares, Inc.

     Mr. Wagner is the President, Chief Executive Officer and a director of Western Bancorp, a large California bank holding company. Mr. Wagner will no longer be a director or officer of Western Bancorp upon the close of the pending sale of Western Bancorp to US Bancorp, presently scheduled to occur prior to the Commercial Federal annual meeting of shareholders.

          Franklin  Mutual  Advisers,  LLC  serves  as   the
investment manager for the Mutual Series Funds and is headquartered at 51 JFK Parkway, Short Hills, NJ 07078.